Deutsche Bank

Deutsche Bank Dr. Josef Ackermann

Chairman of the Management Board and the Group Executive Committee Analyst Call, 2 February 2012

Exhibit 99.2

Overview

		FY2011	FY2010
Profitability	Income before income taxes (in EUR bn)	**5.4**	4.0
	Net income (in EUR bn)	**4.3**	2.3
	Pre-tax RoE (target definition)(1)	**10%**	15%
	Diluted EPS (in EUR)	**4.30**	2.92
	Dividend per share (in EUR)	**0.75**(2)	0.75
		31 Dec 2011	**31 Dec 2010**
Capital(3)	Core Tier 1 capital ratio	**9.5%**	8.7%
	Tier 1 capital ratio	**12.9%**	12.3%
	Core Tier 1 capital (in EUR bn)	**36.3**	30.0
Balance Sheet	Total assets (adjusted, in EUR bn)(4)	**1,267**	1,211
	Leverage ratio (target definition)(5)	**21**	23
	Liquidity reserves (in EUR bn)(6)	**219**	150

(1) Based on average active equity
(2) Proposed
(3) 31 Dec 2011 based on Basel 2.5, 31 Dec 2010 based on Basel 2
(4) Adjusted for netting of derivatives and certain other components (Total assets according to IFRS were EUR 2,164 bn as of 31 Dec 2011 and EUR 1,906 bn as of 31 Dec 2010)
(5) Total assets (adjusted) divided by total equity (adjusted) per target definition
(6) The bank's liquidity reserves include (a) available excess cash held primarily at central banks, (b) unencumbered central bank eligible business inventory, as well as (c) the strategic liquidity reserve of highly liquid government securities and other central bank eligible assets. Excludes any positions held by Postbank

Deutsche Bank
Investor Relations
Dr. Josef Ackermann
2 February 2012
financial transparency.
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Key take-aways

Challenging macro environment and financial ? Record result in classic banking markets ? Diminished performance in investment banking

Challenges Actions Results

? Integration risk from ? Successful execution and ? Record pre-tax profit in classic acquisitions delivery of synergies banking businesses

? Successful recalibration, de-

? Pressure on CB&S business ? Adjustment of resources risking and market share gains

? Basel 2.5 / EBA capital requirements ? Focus on RWA mitigation ? Record Core Tier 1 ratio(1)

? Shift to higher-quality funding

? Dislocated funding markets ? Record liquidity reserves sources

(1) Per year-end

Deutsche Bank Dr. Josef Ackermann financial transparency. 3 Investor Relations 2 February 2012

Capital market environment put EUR 10 bn target out of reach

IBIT, in EUR bn

Phase 4 potential 2011 FY2011

Global Transaction Banking 1.0 1.1 Asset and Wealth Management 1.0 0.8 Private & Business Clients 1.6 1.8 Total classic banking businesses 3.6 3.7 Corporate Banking & Securities 6.4 2.9

Total business divisions 10.0 6.6

Note: Figures may not add up due to rounding differences

Deutsche Bank Dr. Josef Ackermann financial transparency. 4 Investor Relations 2 February 2012

Investment banking significantly affected by environment

Corporate Banking & Securities

Income before income taxes 2011 impacted by

In EUR m

? Significant slowdown in industry-wide activity as a result of the ongoing European 5,033 sovereign debt crisis 4,202 3,393 2,905 ? Significant unanticipated items in the cost base: EUR 310 m charge relating to the impairment of a German VAT claim and EUR 655 m charges mainly related to litigation

? Regulatory environment

(8,494)

2007 2008 2009 2010 2011

Note: 2007 and 2008 numbers based on last available structure

Deutsche Bank Dr. Josef Ackermann financial transparency. 5 Investor Relations 2 February 2012

CB&S showing relative resilience

2010: Rank 5

CB&S revenues[(1)], in EUR bn


BoA 21.0
JPM 19.5
GS 18.3
Citi 17.8
17.5
MS 11.8

DB performance drivers

- More Top-3 positions than any other bank[(2)]
- Benefits from further integration
- Partially offset by overweight to Europe (#2 Fixed Income, #1 Equities, #1 Corporate Finance)[(3)]

2011: Rank 3

CB&S revenues[(1)], in EUR bn

% YoY change


JPM (7)% 18.1
BoA (25)% 15.8
(15)% 14.9
Citi (21)% 14.1
GS (27)% 13.2
MS (28)% 8.5

(1) Based on reported data (JPM Investment Bank, Citi Securities & Banking, BoA Global Banking & Markets, GS Institutional Client Service and Investment Banking, MS Institutional Securities); Figures exclude fair value gains/losses (for DB and all US peers) and brokerage fees (for MS, GS) to reflect underlying performance

(2) Top 3 rankings counted for each product and major region (Americas, Europe, Asia ex Japan, Japan). Products include a wide range of fixed income, equities and corporate finance products. Rankings generally on the basis of client market share, penetration or fees. Total of 77 markets analysed

(3) #2 European Fixed Income market share in 2011 (Greenwich Associates), #1 European Equity Research/Advisory Share in 2011 (Greenwich Associates), #1 EMEA Corporate Finance fees (Dealogic)

Source: Company data, competitor IR releases

Note: Deutsche Bank's European peers have not yet reported FY2011 results

Deutsche Bank
Investor Relations
Dr. Josef Ackermann
2 February 2012
financial transparency.
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Best result ever in classic banking

Income before income taxes, in EUR bn

PBC(1) GTB AWM

78% 3.7 2011 vs. 2009

0.8 x 3.8

31% 2.1 1.1 x 1.2

1.6 (3) 0.2

0.2 (2) 1.0

0.9 1.8

x 3.9

0.9

0.5

2009 2010 2011

IBIT share

32% 29% 56% (2)

classic banking

(1) Includes Postbank since December 2010 (2) In percent of total IBIT of CIB and PCAM

Deutsche Bank Dr. Josef Ackermann financial transparency. 7 Investor Relations 2 February 2012

Excellence in execution

Target run-rate IBIT increase, in EUR bn p.a.

Efficiency initiatives Integration of strategic acquisitions

2011 run rate as share of target run rate (%)

100% 100% 24% 72% 37%

Well ahead of plan

1.1

~1.0

Original target:

1.0

(1)

0.5

~0.2

~0.1

CIB integration Complexity Postbank Sal. Oppenheim ABN Amro NL Reduction Program

(1) Net 2011 IBIT impact, after cost-to-achieve

Deutsche Bank Dr. Josef Ackermann financial transparency. 8 Investor Relations 2 February 2012

Lending commitment up despite de-risking

CB&S: Resource consumption Loan book: Moderate & higher risk assets

Current vs. peak levels(1) 31 Dec 2011 vs. 31 Dec 2008

(2) Higher risk loans (37)% Balance sheet (23)% excluding Postbank(6)

(39)% Basel 2 RWA(3) (15)% Moderate risk loans excluding Postbank(7)

(67)% Value at Risk (8)

German loan book

31 Dec 2011 vs. 31 Dec 2008 Dedicated prop trading (100)% business units(4) Loan book without

7% Postbank (67)% Stress loss(5) Loan book incl.

105% Postbank

(1) Peak during crisis, mainly 2008

(2) Adjusted to reflect netting of derivatives and certain other balances

(3) Pro-forma RWA under Basel 2 as of Dec 2011 since DB started reporting RWA under Basel 2.5 from Dec 2011 onwards (4) Notional capital for dedicated Equity and Credit Proprietary Trading businesses

(5) Estimated maximum traded market risk loss on a return to 4Q2008 conditions over a quarter, including offsetting revenues across businesses (6) Leveraged Finance, Commercial Real Estate, Other

(7) Asset Finance, PBC Consumer Finance, Collateralised/hedged structured transactions, financing of pipeline assets (8) Excl. banks and public sector

Deutsche Bank Dr. Josef Ackermann financial transparency. 9 Investor Relations 2 February 2012

Compensation management

Reduction of compensation ratio Variable pay down / revenues up

Compensation expenses / net revenues Incentive awards (variable remuneration)(1)

1.5 ppt (17)%

41.0%(2) 2011 vs. 2010

39.5%

Deferred

5%(3)

Cash

(37)%

2010 2011 2010 2011

(1) Excludes amortization of prior year deferrals, includes current year awards Group vesting in the future (4) 30.9 33.2 8%

revenues

(2) Excludes Postbank-related charge of EUR 2.3 bn

(3) Deferral ratio was increased to 61% (EUR 2.2 bn) for 2011 from 49% for Avg. FTE ~82,000 ~102,000 ~24% 2010, due to changes in the cash / deferral split (4) In EUR bn; 2010 excludes Postbank-related charge of EUR 2.3 bn

Deutsche Bank Dr. Josef Ackermann financial transparency. 10 Investor Relations 2 February 2012

Highest year-end capital ratios ever despite Basel 2.5

At period end

Basel 1 Basel 2 Basel 2.5

14.7

12.9

12.6 12.3

10.1

8.6 10.8

9.5

8.7 8.7

6.9 7.0

346 381 329 308 327 273

2007 2008 2009 2010 2011 pro-forma 2011 Tier 1 ratio, in % Core Tier 1 ratio, in % RWA, in EUR bn

Note: Tier 1 ratio = Tier 1 capital / RWA; core Tier 1 ratio = (Tier 1 capital - hybrid Tier 1 capital) / RWA

Deutsche Bank Dr. Josef Ackermann financial transparency. 11 Investor Relations 2 February 2012

Strongest liquidity reserves ever

Development through the crisis Composition of liquidity reserves

In EUR bn, at period end As at 31 Dec 2011 Liquidity reserves(1) Discretionary Unsecured Wholesale Funding(2) 219 Highly liquid securities(3)

30% 156 150 133 104

62%

65 Other 8% central bank eligible Cash & securities(4) cash equivalents

2007 2010 2011

(1) The bank’s liquidity reserves include (a) available excess cash held primarily at central banks, (b) unencumbered central bank eligible business inventory, as well as (c) the strategic liquidity reserve of highly liquid government securities and other central bank eligible assets. Excludes any positions held by Postbank (2) Includes Postbank since 2010, Postbank holds equivalent liquidity reserves which exceed its standalone UWSF; Dec 2007 has been rebased to ensure consistency with Dec 2011 presentation (3) Includes Government, Agency, Government guaranteed (4) All eligible in regular central bank operations

Deutsche Bank Dr. Josef Ackermann financial transparency. 12 Investor Relations 2 February 2012

Prepared for challenges – prepared for performance

Transformed towards a more balanced, lower-risk business model

Strengthened footprints in PBC, PWM and GTB

Delivered execution excellence on acquisitions

Focused vigorously on high-quality liquidity and funding profile

Maintained high capital discipline

Deutsche Bank Dr. Josef Ackermann financial transparency. 13 Investor Relations 2 February 2012

Cautionary statements

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form

20-F of 15 March 2011 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2011 Financial Data Supplement, which is accompanying this presentation and available at www.deutsche-bank.com/ir.

Deutsche Bank Dr. Josef Ackermann financial transparency. 14 Investor Relations 2 February 2012